



NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

28.04.2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

SUPPL

82-4210

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. ~~82-5167~~)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Information on the events that may significantly affect the price of the Company's securities dated April 25, 2006

2. Press release dated April 25, 2006: Norilsk Nickel and Rio Tinto announce the creation of RioNor Exploration

The above-listed document is available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information
Full name of the profit organization in which a share of the authorized capital has been acquired by the Issuer: ***Limited Liability Company RioNor - Exploration;*** Location of the profit organization, in which a share of the authorized capital has been acquired by the Issuer: ***123104, Tverskoy Blvd., 13, bldg.1, Moscow, Russia;*** The Issuer's share in the authorized capital of the aforementioned organization before change: ***0%;*** The Issuer's share in the authorized capital of the aforementioned organization after change: ***51%;*** Date of the change in the Issuer's share in the authorized capital of the aforementioned organization: ***April 25, 2006.***

Representative of MMC Norilsk Nickel ***Usanov D.A.***
(Power of Attorney ГМК-115/99-нт of 25.01.2006)

April 25, 2006


NORILSK NICKEL

25.04.2006

Norilsk Nickel and Rio Tinto announce the creation of RioNor Exploration

Norilsk Nickel, Russia's largest mining company, and Rio Tinto, one of the world's largest mining companies, today announced the creation of RioNor Exploration, a joint exploration and development company in Russia.

RioNor Exploration is a limited liability company registered in Russia, owned 51 per cent by Norilsk Nickel and 49 per cent by Rio Tinto. Its headquarters will be located in Moscow.

At the first meeting of the board of directors, Maxim Finsky of the Norilsk Nickel group was nominated as chairman of the board of directors, and Bruno Hegner of the Rio Tinto Group was nominated as the general director of RioNor Exploration.

Initial efforts of the company will concentrate on exploration opportunities in the southern regions of the Siberian and Far-Eastern Federal Districts of Russia.

Maxim Finsky, chairman of RioNor Exploration and deputy general director of Norilsk Nickel, said: "Rio Tinto and Norilsk Nickel have made another step forward in developing our cooperation. Now we have in place the vehicle which will enable the joint venture to explore the opportunities available in the targeted areas. We are progressing well in setting up necessary business processes and building the organization and exploration team". He commented that the work programmes for the first stage of the cooperation project activity are already under way.

Earlier this year the companies signed a co-operation protocol in the Ministry of Natural Resources, followed by an agreement that established the formal terms governing their joint venture. The exploration and development company was created in accordance with the signed agreement.

Background notes to editors

Norilsk Nickel

MMC Norilsk Nickel is the world's largest producer of nickel and palladium, and a major producer of platinum, copper and cobalt. MMC Norilsk Nickel is listed on several Russian exchanges (MICEX, RTS, GMKN), ADRs are traded over the counter in New York (NILSY US), London (MNOD LI) and Berlin (NNIA GR).

Rio Tinto

Rio Tinto is one of the world's leading mining groups, with a market capitalisation of about US $78 billion. Major products include aluminium, copper, diamonds, energy products, gold, industrial minerals (borates, titanium dioxide, salt and talc) and iron ore. It is listed on both the London and Australian stock exchanges and has an ADR listing on the New York Stock Exchange.

For further information, please contact:

Rio Tinto

LONDON

Media Relations
Nick Cobban
Office: +44 (0) 20 7753 2305
Mobile: +44 (0) 7920 041003
E-mail: nick.cobban@riotinto.com

Investor Relations
Nigel Jones
Office: +44 (0) 20 7753 2401
Mobile: +44 (0) 7917 227 365

David Ovington
Office: +44 (0) 20 7753 2326
Mobile: +44 (0) 7920 010 978

AUSTRALIA

Media Relations
Ian Head
Office: +61 (0) 3 9283 3620
Mobile: +61 (0) 408 360 101

Investor Relations
Dave Skinner
Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 408 335 309

Susie Creswell
Office: +61 (0) 3 9283 3639
Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

Norilsk Nickel

MOSCOW

Investor Relations
Dmitriy Usanov
+7 495 786 83 20

Public Relations
Sergey Chernitsyn
+7 495 785 58 00

The MMC Norilsk Nickel Press Service
Tel: (+7) 495 797 8294
Fax: (+7) 495 786 8394
E-mail: uosmail@nornik.ru
www.nornik.ru